Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 23, 2010

Final Report On Attendance

We are pleased to report that there are 158 Shareholders holding 26,145,084 Common Shares represented in person or by proxy at this meeting.

This represents 27.84% of the 93,914,724 issued and outstanding Common Shares.

Dated this 23rd day of June, 2010.

CIBC MELLON TRUST COMPANY

Anoosheh Farzanegan

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 23, 2010

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

Christopher J. Ball

Christopher Huskilson

Kenneth Moore

George L. Steeves

Ian Robertson

Christopher Jarratt

Proxies Tabulated:

For:	23,984,761
Withheld:	2,033,181
Total:	26,017,942

Resolution #2:

On a show of hands, the Chairman declared that the shareholders ratified to re-appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors of the Corporation to fix the remuneration of the auditors.

Proxies Tabulated:

For:	25,481,564
Withheld:	536,379
Total:	26,017,943

Resolution #3:

On the poll taken shareholders ratified to internalize the management of the Corporation as set forth in Schedule “B” of the Circular. We excluded 203,805 shares owned or controlled by Ian Robertson, Christopher Jarratt, David Kerr, John Huxley or the Manager or their respective affiliates or associates, resulting in votes as follows:

Ballots Tabulated:

For:	21,736,005
Withheld:	4,205,273
Total:	25,941,278

Algonquin Power & Utilities Corp.

Voting Results

Resolution #4:

On the poll taken shareholders ratified to approve the Corporation’s shareholder rights plan as set forth in Schedule “D” of the Circular.

Ballots Tabulated:

For:	24,703,231
Withheld:	1,441,853
Total:	26,145,084

Resolution #5:

On the poll taken shareholders ratified to approve the Corporation’s new stock option plan as set forth in Schedule “G” of the Circular.

Ballots Tabulated:

For:	19,147,130
Withheld:	6,995,954
Total:	26,143,084

Dated this 23rd day of June, 2010.

CIBC MELLON TRUST COMPANY

Anoosheh Farzanegan